Exhibit 99.1

The Stars Group Reports Fourth Quarter and Full Year 2017 Results; Provides 2018 Full Year Guidance

TORONTO, Canada, March 14, 2018 – The Stars Group Inc. (NASDAQ: TSG; TSX: TSGI) today reported its financial results for the fourth quarter and year ended December 31, 2017 and provided 2018 full year financial guidance ranges, as well as certain additional highlights and updates. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“2017 marked our evolution and transformation into The Stars Group,” said Rafi Ashkenazi, Chief Executive Officer. “We maintained our global dominance in online poker, with the business experiencing year-over-year growth in that vertical, our online casino has already become one of the largest in the world since its launch in 2014, and our emerging online sportsbook not only recorded meaningful growth in turnover and revenues, but started to become a secondary customer acquisition channel.”

“During the year, we strengthened our core senior management team, delivered another year of record revenues, significantly deleveraged and continued to strengthen our balance sheet, all while investing in marketing, growth initiatives and technology infrastructure to support the long-term growth of our business,” added Ashkenazi.  “In 2018, we are continuing to execute on our growth initiatives, including through geographic expansion, inorganic growth, and improving our focus on and understanding of our customers, and we are beginning to realize our goal of becoming the world’s favorite iGaming destination.”

Fourth Quarter and Full Year 2017 Financial Summary(1)

	Three Months Ended December 31,		Year-over-Year Change	Year Ended December 31,		Year-over-Year Change
$000’s, except percentages and per share amounts	2017	2016		2017	2016
Revenue	360,247	310,286	16.1%	1,312,315	1,155,247	13.6%
Net earnings	47,175	45,039	4.7%	259,285	135,550	91.3%
Diluted net earnings per common share	$0.23	$0.23	0.0%	$1.27	$0.70	81.4%
Adjusted EBITDA	147,002	147,604	-0.4%	600,306	524,093	14.5%
Adjusted Net Earnings	111,951	107,013	4.6%	458,940	366,699	25.2%
Adjusted Net Earnings per Diluted Share	$0.54	$0.53	1.9%	$2.25	$1.88	19.7%
Net cash inflows from operating activities	123,757	148,295	-16.5%	494,600	349,936	41.3%
Adjusted Cash Flow from Operations	132,283	142,806	-7.4%	525,524	420,928	24.8%

__________________________________________________

(1) For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS and Non-U.S. GAAP Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”. The financial information presented in this news release was derived from the 2017 Annual Financial Statements (as defined below).

Fourth Quarter and Full Year 2017 and Subsequent Financial Highlights

•

Revenues – Revenues for the quarter and year increased approximately 16.1% and 13.6% year-over-year, respectively.  Excluding the impact of year-over-year changes in foreign exchange rates, revenues for the quarter and year would have increased by approximately 7.8% and 10.5%, respectively.  Real-money online poker revenues and real-money online casino and sportsbook combined revenues represented approximately 65.1% and 31.2% of revenues for the quarter, respectively, and 66.9% and 29.3% for the year, respectively, as compared to approximately 70.0% and 25.8% and 73.2% and 22.9% for the applicable prior year periods.

•

Poker Revenues – Real-money online poker revenues for the quarter were $234.4 million, or an increase of approximately 7.9% year-over-year, and $877.3 million for the year, or an increase of approximately 3.7% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, real-money online poker revenues would have increased by approximately 1.9% and 0.9% for the quarter and year, respectively. In 2017, The Stars Group saw a positive impact from its previously announced strategy of focusing on recreational players and the introduction of Stars Rewards, which helped counter certain regulatory headwinds, including the cessation of operations in certain markets, such as Australia and Colombia.
•

Casino & Sportsbook Revenues – Real-money online casino and sportsbook combined revenues for the quarter were $112.5 million, or an increase of approximately 40.3% year-over-year, and $384.0 million for the year, or an increase of approximately 45.4% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, real-money online casino and sportsbook combined revenues would have increased by approximately 28.9% for the quarter and 42.2% for the year. In 2017, growth in real-money online casino and sportsbook combined revenues was driven primarily by a combination of geographic expansion and product improvements.

•

Debt and Cash – Total long-term debt outstanding at the end of the year was $2.45 billion with a weighted average interest rate of 4.7%. As previously disclosed, on March 3, 2017, The Stars Group announced the successful repricing and retranching of its U.S. dollar and Euro denominated first lien term loans resulting in the reduction of the applicable interest rate margins by 50 basis points, removing the Euribor floor on the Euro denominated first lien term loans, and raising €100 million of incremental Euro denominated first lien debt and using the same to reduce its U.S. dollar denominated first lien debt. Throughout 2017, The Stars Group also prepaid without penalty approximately $115 million under its second lien term loan using cash flow from operations, reducing the outstanding principal balance of such loan to $95 million. The Stars Group ended 2017 with approximately $283 million in operational cash on its balance sheet.

•

Deferred Purchase Price – In May 2017, The Stars Group made its final payment on the outstanding balance of the $400 million deferred purchase price for its acquisition of Stars Interactive Group (formerly known as the Rational Group) in August 2014.

Fourth Quarter 2017 and Subsequent Operational Highlights

•

Quarterly Real-Money Active Uniques (QAUs) – Total QAUs were approximately 2.17 million, a decrease of approximately 7.2% year-over-year primarily led by the Corporation’s strategy of focusing on positive return customer relationship management initiatives to attract high-value, net-depositing customers (primarily recreational players) and the cessation of operations or difficult operating conditions in certain markets including Australia, Columbia and the Czech Republic. Approximately 2.03 million of such QAUs played online poker during the quarter, a decrease of approximately 9.3% year-over-year, while The Stars Group’s online casino offerings had approximately 607,000 QAUs, a 0.2% increase year-over-year, which The Stars Group continues to estimate as one of the largest active casino player bases among its competitors. The Stars Group’s emerging online sportsbook offerings had approximately 313,000 QAUs, a 26.9% increase year-over-year.

•

Quarterly Net Yield (QNY) – Total QNY was $160, an increase of 25.6% year-over-year, and QNY excluding the impact of year-over-year changes in foreign exchange rates was $154, an increase of 21.0% year-over-year. QNY is a non-IFRS measure.

•	Net Deposits – Net Deposits were $326.9 million, an increase of 15.0% year-over-year.
•	Customer Registrations – Customer Registrations increased by 2.1 million during the quarter.
•

Stars Rewards – In July 2017, The Stars Group launched the Stars Rewards integrated cross-vertical loyalty program, which is focused on customer engagement, retention and experience. The Stars Group believes that Stars Rewards has enhanced and will continue to enhance the player experience as it introduces new ways of earning rewards that are intended to be more exciting for its recreational players and distributes the rewards based on, among other things, player contributions to the overall ecosystem. To date, approximately 90% of customers opt into the program on a daily basis and engagement is strong with approximately 97% of rewards claimed. The Stars Group believes the program has positively impacted the overall product ecosystem across verticals and continues to receive positive feedback from most players.

•

CrownBet and William Hill Australia – As previously disclosed on February 27, 2018, The Stars Group acquired a 62% equity interest in CrownBet Holdings Pty Limited, an Australian-based online sportsbook, from Crown Resorts Limited for an aggregate amount of $117.7 million using cash on The Stars Group’s balance sheet. On March 6, 2018, The Stars Group also entered into agreements to increase its equity interest in CrownBet from 62% to 80% and for CrownBet to acquire William Hill Australia Holdings Pty Ltd. (“William Hill Australia”), an Australian-based online sportsbook. The aggregate purchase price for both transactions will be approximately $315 million, of which $234 million will be payable in cash for William Hill Australia and the remainder will be payable in approximately 3.1 million newly-issued common shares of The Stars Group. The management team of CrownBet will be entitled to an additional payment of up to $182 million in 2020 subject to certain performance conditions and payable in cash, additional common shares of The Stars Group or a combination thereof, at The Stars Group’s discretion. To finance the cash portion of the purchase price for the transactions, The Stars Group obtained committed financing for a $325 million incremental first lien term loan. The Stars Group currently expects the transactions to close in April 2018. Mr. Matthew Tripp, CrownBet’s Chief Executive Officer, will remain in his position and continue to operate the combined business in Australia. Under the transaction agreements, The Stars Group is entitled to appoint a majority of the directors on the board of directors of CrownBet.

•

Nominee Agreement and Appointment of Board Observer – As previously disclosed on January 10, 2018, The Stars Group entered into an agreement with Mr. Tang Hao and his affiliated entity Discovery Key Investments Limited, which based on publicly available information currently hold approximately 17.9% of the outstanding common shares of The Stars Group. In connection with that agreement, Mr. Melvin Zhang was appointed as an observer to the board of directors of The Stars Group as a nominee of Mr. Tang. Mr. Zhang will serve as an observer until such time as he and Mr. Tang have received certain licenses and approvals from certain of The Stars Group’s gaming regulatory authorities, at which point he will join the board of directors as a director.  Also pursuant to the agreement, Mr. Tang is subject to certain restrictions on director nominations and share ownership, including certain standstill restrictions with respect to acquiring greater than 20% of the outstanding common shares of The Stars Group.

2018 Full Year Guidance

•	Full Year Guidance – The Stars Group currently expects the following 2018 full year financial guidance ranges:

o	Revenues of between $ $1,390 and $1,470 million;
o	Adjusted EBITDA of between $625 and $650 million;
o	Adjusted Net Earnings of between $487 and $512 million; and
o	Adjusted Net Earnings per Diluted Share of between $2.33 and $2.47.

These unaudited expected results reflect The Stars Group’s existing business and exclude the recently announced acquisition of a majority interest in CrownBet and the proposed acquisition of William Hill Australia.  These expectations also reflect management’s view of current and future market and business conditions, including assumptions of (i) potential negative operating conditions in Russia expected to begin in May 2018, (ii) no other material regulatory events, and (iii) no material foreign currency exchange rate fluctuations, particularly against the Euro. Such guidance is also based on a Euro to U.S. dollar exchange rate of 1.20 to 1.00, Diluted Shares of between 207,000,000 and 209,000,000 for the high and low ends of the Adjusted Net Earnings per Diluted Share range, respectively, and certain accounting assumptions.

Annual Information Form, Financial Statements, Management’s Discussion and Analysis and Additional Information; Internal Control Over Financial Reporting

For an update regarding The Stars Group’s internal control over financial reporting, including its remediation of the same, see “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in The Stars Group’s management’s discussion and analysis for the year ended December 31, 2017 (the “2017 Annual MD&A”).

The Stars Group’s annual information form for the year ended December 31, 2017 (the “2017 AIF”), audited consolidated financial statements for the year ended December 31, 2017 and the notes thereto (the “2017 Annual Financial Statements”) and the 2017 Annual MD&A, as well as additional information relating to The Stars Group and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and The Stars Group’s website at www.starsgroup.com.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast

The Stars Group will host a conference call today, March 14, 2018 at 8:30 a.m. ET to discuss its financial results for the fourth quarter and year ended 2017 and related matters. To access via tele-conference, please dial +1 877-451-6152 or +1 201-389-0879 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1 844-512-2921 or +1 412-317-6671. The Conference ID number is 13677106. To access the webcast please use the following link: http://public.viavid.com/index.php?id=128615

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The table below presents reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to net earnings, which is the nearest IFRS measure:

	Three Months Ended December 31,		Year Ended December 31,
$000's, except per share amounts	2017	2016	2017	2016
Net earnings	47,175	45,039	259,285	135,550
Financial expenses	39,713	36,565	163,039	138,299
Income taxes expense (recovery)	26,352	(78)	27,208	4,000
Depreciation of property and equipment	2,370	2,072	8,925	8,181
Amortization of intangible and deferred development costs	35,851	34,783	138,261	131,702
EBITDA	151,461	118,381	596,718	417,732
Stock-based compensation	2,708	1,893	10,622	10,289
Termination of employment agreements	1,677	3,643	5,842	15,008
Termination of affiliate agreements	—	1,099	407	4,485
Loss on disposal of assets	—	361	599	923
(Gain) loss from investments	(20,288)	4,749	(34,524)	19,278
Acquisition-related costs	—	—	—	199
Gain on settlement of deferred consideration	—	(2,466)	—	(2,466)
Net loss (earnings) from associates and (reversal of) impairment of assets held for sale, associates and intangible assets	1,631	9,646	(4,230)	16,308
Other costs (see table below)	9,813	10,298	24,872	42,337
Adjusted EBITDA	147,002	147,604	600,306	524,093
Current income tax expense	(1,224)	(2,570)	(7,914)	(8,384)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(7,145)	(5,779)	(22,885)	(18,138)
Interest †	(26,682)	(32,242)	(110,567)	(130,872)
Adjusted Net Earnings	111,951	107,013	458,940	366,699
Diluted Shares	206,807,485	200,132,710	203,707,589	195,432,920
Adjusted Net Earnings per Diluted Share	$0.54	$0.53	$2.25	$1.88

† Excluding interest accretion and non-refundable late payment fees related to the unpaid balance of the deferred purchase price for the Stars Interactive Group Acquisition in 2016.

The table below presents certain items comprising “Other costs” in the reconciliation table above:

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016
	$000's	$000's	$000's	$000's
Non-U.S. lobbying and legal expenses	787	765	3,409	3,065
U.S. lobbying and legal expenses	4,074	3,630	13,686	12,793
Strategic review professional fees	—	2,965	125	10,338
Retention bonuses	117	615	1,388	3,272
Non-recurring professional fees	2,263	1,188	4,431	6,020
AMF and other investigation professional fees (net of insurance proceeds)	2,544	1,018	6,432	5,509
Austria gaming duty	—	—	(5,000)	—
Office restructuring and legacy business unit shutdown costs	28	117	401	1,340
Other costs	9,813	10,298	24,872	42,337

The table below presents a reconciliation of Adjusted Cash Flow from Operations to net cash inflows from operating activities, which is the nearest IFRS measure:

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016
	$000's	$000's	$000's	$000's
Net cash inflows from operating activities	123,757	148,295	494,600	349,936
Customer deposit liability movement	8,526	(5,489)	30,924	70,992
Adjusted Cash Flow from Operations	132,283	142,806	525,524	420,928

The table below presents a reconciliation of the numerator of QNY (i.e., real-money online poker revenue and real-money online casino and sportsbook combined revenue) to the nearest IFRS measure (i.e., revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliation below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

	Three Months Ended December 31,
	2017	2016
	$000's	$000's
Revenue	360,247	310,286
Corporate revenue	(358)	(3)
Other business-to-consumer revenue	(13,031)	(12,884)
Real-money online poker revenue and real-money online casino and sportsbook combined revenue	346,858	297,399

The Stars Group has not provided a reconciliation of the non-IFRS measures to the nearest IFRS measures included in its full year 2018 financial guidance provided in this release, including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share, because certain reconciling items necessary to accurately project such IFRS measures, particularly net earnings (loss), cannot be reasonably projected due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, and the nature of other non-recurring or one-time costs (which are excluded from non-IFRS measures but included in net earnings (loss)), as well as the typical variability arising from the audit of annual financial statements, including, without limitation, certain income tax provision accounting, and related accounting matters.

For additional information on The Stars Group’s non-IFRS measures, see below and the 2017 Annual MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through its Stars Interactive Group division, owns gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as full year 2018 financial guidance, and certain future operational and growth plans and strategies. Forward-looking statements and information can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements and information are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which The Stars Group carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within The Stars Group’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in The Stars Group’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact The Stars Group in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online gaming products and services, including, without limitation, as it relates to payment processing; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include, but are not limited to, those identified in The Stars Group’s 2017 AIF, including under the heading “Risk Factors and Uncertainties”, and in the 2017 Annual MD&A, including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS and Non-U.S. GAAP Measures

This news release references non-IFRS and non-U.S. GAAP financial measures, including QNY, Adjusted EBITDA, Adjusted Cash Flow from Operations, Adjusted Net Earnings, Adjusted Net Earnings per Diluted Share, and the foreign exchange impact on revenues (i.e., constant currency). The Stars Group believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business. Although management believes these financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”, The Stars Group uses the following non-IFRS and non-U.S. GAAP measures in this release:

Adjusted EBITDA means net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring and certain other items.

Adjusted Cash Flow from Operations means net cash inflows from operating activities after adding back customer deposit liability movements, and which The Stars Group first introduced for the quarter ended June 30, 2017.

Adjusted Net Earnings means net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items.

Adjusted Net Earnings per Diluted Share means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means the weighted average number of common shares on a fully diluted basis, including options, other equity-based awards, warrants and convertible preferred shares. The effects of anti-dilutive potential common shares are ignored in calculating Diluted Shares. See note 9 to the 2017 Annual Financial Statements. For the three months and year ended December 31, 2017, Diluted Shares equaled 206,807,485 and 203,707,589, respectively. For the purposes of the full year 2018 financial guidance provided in this release, Diluted Shares equals between 207,000,000 and 209,000,000 for the high and low ends of the Adjusted Net Earnings per Diluted Share range, respectively.

To calculate revenue on a constant currency basis, The Stars Group translated revenue for the three months and year ended December 31, 2017 using the prior year's monthly exchange rates for its local currencies other than the U.S. dollar, which The Stars Group believes is a useful metric that facilitates comparison to its historical performance.

For additional information on The Stars Group’s non-IFRS measures, see the 2017 Annual MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

Key Metrics and Other Data

The Stars Group defines QAUs as active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with The Stars Group at any time, and (ii) generated real-money rake or placed a real-money bet or wager on or through one of its real-money online poker, casino or sportsbook offerings during the applicable quarterly period. The Stars Group defines unique as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (poker, casino and/or sportsbook).  The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

The Stars Group defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues that are included in “other gaming” revenues) for its two business lines (i.e., real-money online poker and real-money online casino and sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. The Stars Group provides QNY on a U.S. dollar and constant currency basis. QNY is a non-IFRS measure.

The Stars Group defines Net Deposits as the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into The Stars Group’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

The Stars Group defines Customer Registrations as the cumulative number of online real-money and play-money customer registrations on The Stars Group’s brands.

For additional information on The Stars Group’s key metrics and other data, see the 2017 Annual MD&A, including under the headings “Limitations of Key Metrics and Other Data” and “Key Metrics”.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com

THE STARS GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three Months Ended December 31,		Year Ended December 31,
U.S. dollars	2017 $000’s (except per share amounts)	2016 $000’s (except per share amounts)	2017 $000’s (except per share amounts)	2016 $000’s (except per share amounts)
Revenues	360,247	310,286	1,312,315	1,155,247
Expenses
Selling	67,251	45,505	192,709	162,785
General and administrative	162,856	151,552	571,258	585,123
Financial	39,713	36,565	163,039	138,299
Gaming duty	37,188	29,420	130,771	113,102
Acquisition-related costs	—	—	—	199
Total expenses	307,008	263,042	1,057,777	999,508
Gain (loss) from investments	20,288	(4,728)	34,524	(19,278)
Net (loss) earnings from associates	—	(21)	(2,569)	623
Gain on settlement of deferred consideration	—	2,466	—	2,466
Net earnings before income taxes	73,527	44,961	286,493	139,550
Income taxes	26,352	(78)	27,208	4,000
Net earnings	47,175	45,039	259,285	135,550
Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.	47,244	45,191	259,231	136,144
Non-controlling interest	(69)	(152)	54	(594)
Net earnings	47,175	45,039	259,285	135,550
Basic earnings per Common Share	$0.32	$0.31	$1.77	$0.96
Diluted earnings per Common Share	$0.23	$0.23	$1.27	$0.70

THE STARS GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at December 31,
	2017	2016
U.S. dollars	$000’s	$000’s
ASSETS
Current assets
Cash and cash equivalents - operational	283,225	129,459
Cash and cash equivalents - customer deposits	227,098	138,225
Total cash and cash equivalents	510,323	267,684
Restricted cash advances and collateral	7,862	5,767
Current investments	—	59,977
Current investments - customer deposits	122,668	228,510
Total current investments	122,668	288,487
Accounts receivable	100,409	81,557
Inventories	302	515
Prepaid expenses and deposits	29,393	22,567
Assets held for sale	—	6,972
Income tax receivable	16,540	16,838
Derivatives	2,037	—
Total current assets	789,534	690,387
Non-current assets
Restricted cash advances and collateral	45,834	45,728
Prepaid expenses and deposits	16,514	20,798
Investments in associates	—	—
Long-term accounts receivable	11,818	9,458
Long-term investments	6,981	6,921
Promissory note	—	4,827
Property and equipment	44,837	40,800
Investment tax credits receivable	3,056	1,892
Income tax receivable	14,061	—
Deferred income taxes	5,141	1,054
Derivatives	—	52,038
Goodwill and intangible assets	4,477,350	4,588,572
Total non-current assets	4,625,592	4,772,088
Total assets	5,415,126	5,462,475
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	151,473	135,777
Other payables	42,714	56,588
Provisions	17,590	212,780
Customer deposits	349,766	366,735
Income tax payable	35,941	23,616
Current maturity of long-term debt	4,990	47,750
Derivatives	—	4,922
Total current liabilities	602,474	848,168
Non-current liabilities
Long-term debt	2,353,579	2,380,829
Provisions	3,093	8,942
Derivatives	111,762	5,594
Income tax payable	24,277	—
Deferred income taxes	16,510	17,214
Total non-current liabilities	2,509,221	2,412,579
Total liabilities	3,111,695	3,260,747
EQUITY
Share capital	1,884,219	1,862,789
Reserves	(142,340)	35,847
Retained earnings	561,519	302,288
Equity attributable to the Shareholders of The Stars Group Inc.	2,303,398	2,200,924
Non-controlling interest	33	804
Total equity	2,303,431	2,201,728
Total liabilities and equity	5,415,126	5,462,475

THE STARS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016
	$000’s	$000’s
U.S. dollars
Operating activities
Net earnings	259,285	135,550
Dormant accounts recognized as income	1,596	(9,160)
Stock-based compensation	10,622	10,289
Interest accretion	40,373	36,433
Interest expense	116,469	130,848
Income tax expense recognized in net earnings	27,208	4,000
Depreciation of property and equipment	8,925	8,181
Amortization of intangible assets	127,986	125,760
Amortization of deferred development costs	10,275	5,942
Unrealized gain on foreign exchange	(10,324)	(17,571)
Unrealized (gain) loss on investments	(170)	6,703
(Reversal of) Impairment of assets held for sale, associates and intangible assets	(6,799)	16,931
Net loss (earnings) from associates	2,569	(623)
Gain on settlement of deferred consideration	(44)	(2,466)
Realized (gain) loss on current investments, promissory note and other	(50,038)	2,906
Income taxes paid	(9,357)	(1,699)
Changes in non-cash operating elements of working capital	(3,801)	(32,019)
Customer deposit liability movement	(30,924)	(70,992)
Other	749	923
Net cash inflows from operating activities	494,600	349,936
Financing activities
Issuance of common shares in relation to exercised warrants	—	1,192
Issuance of common shares in relation to exercised employee stock options	16,665	921
Settlement of brokerage margin account	(7,602)	—
Payment of deferred consideration	(197,510)	(200,000)
Repayment of long-term debt	(139,913)	(46,353)
Transaction costs on repricing of long-term debt	(4,719)	—
Interest paid	(124,627)	(131,346)
Gain on settlement of derivative	13,904	—
Net cash outflows from financing activities	(443,802)	(375,586)
Investing activities
Additions in deferred development costs	(23,212)	(20,961)
Purchase of property and equipment	(10,997)	(6,806)
Acquired intangible assets	(1,893)	(7,669)
Sale (purchase) of investments	88,760	(5,722)
Cash movement (into) from restricted cash advances and collateral	(1,298)	66,969
Settlement of minimum revenue guarantee	(9,311)	(16,070)
Settlement of promissory note	8,084	—
Net sale of investments utilizing customer deposits	117,106	22,679
Acquisition of further interests in subsidiary	(6,516)	(3,549)
Investment in associate	(2,000)	—
Proceeds on disposal of interest in associate classified as held for sale	16,127	—
Net cash inflows from investing activities	174,850	28,871
Increase in cash and cash equivalents	225,648	3,221
Cash and cash equivalents – beginning of period	267,684	274,359
Unrealized foreign exchange difference on cash and cash equivalents	16,991	(9,896)
Cash and cash equivalents - end of period	510,323	267,684